TOWERATREAM CORPORATION
55 Hammarlund Way
Middletown, Rhode Island 02842

September 17, 2009

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Towerstream Corporation (the “Company”)
Registration Statement on Form S-3ASR
Filed August 6, 2009
File No. 333-161072

Ladies and Gentlemen:

The Company previously filed the above-referenced registration statement on Form S-3ASR and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. Although the Company intended to file the registration statement on Form S-3, it was inadvertently filed on Form S-3ASR. Accordingly, the Company is hereby requesting that it be withdrawn.

If you have any questions concerning this matter, please contact the, Harvey Kesner, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

TOWERSTREAM CORPORATION /s/ Joseph P. Hernon ________________________________. Joseph P. Hernon Chief Financial Officer